March 3, 2017

Ms. Kathleen Collins

Accounting Branch Chief

Office of Information Technologies and Services

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 4561

Washington, D.C. 20549

Re:	NetScout Systems, Inc.

Form 10-K for the fiscal year ended March 31, 2016

Filed May 31, 2016

Form 10-Q for the quarterly period ended December 31, 2016

Filed February 2, 2017

File No. 000-26251

Dear Ms. Collins:

This letter sets forth the responses of NetScout Systems, Inc. (“NetScout”, the “Company”, or “we”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated February 17, 2017, relating to the above-referenced filings.

To facilitate your review, we have repeated the text of each of the Staff’s comments below and followed each comment with NetScout’s response.

Form 10-K for the fiscal year ended March 31, 2016

General

Comment:

1.

Section 5.12 of a July 14, 2015 credit agreement that you filed as Exhibit 10.5 to a Form 8-K dated July 14, 2015 indicates that you may do business in Syria and Sudan in limited circumstances. A recent news article reports that you have operations support systems interoperability initiative agreements with Huawei, Ericsson and Nokia. Each of these companies conducts business in Syria and Sudan. As you are aware, Syria and Sudan are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, distributors, resellers, or other direct or indirect arrangements.

You should describe any products, components, technology or services you have provided to Syria or Sudan, directly or indirectly, and any agreements, commercial arrangements or other contracts with the governments of those countries or entities they control.

NetScout’s Response:

We respectfully acknowledge the Staff’s comment. The Company does not do business in Syria or the Sudan. In addition, NetScout does not have any past, current or anticipated contacts, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements, with Syria or Sudan.

The credit agreement that is referenced required the Company to represent and warrant that it would not conduct business in certain countries, including, as you note, Syria and Sudan. NetScout made that representation and warranty because it is accurate and because NetScout already prohibited its employees from doing business in those countries as prohibited by U.S. law. The provision was included in the credit agreement because the lenders sought their own contractual protection in the context of the credit agreement.

With respect to the operations support systems interoperability initiative agreements with Huawei, Ericsson and Nokia that are referenced above, we note that the Company takes significant measures to prevent direct shipment into any sanctioned country. We also expect that third parties with whom we have contractual arrangements agree to abide by U.S. export control laws. The Company uses a third-party tool that specifically screens on a per-shipment basis to ensure that none of our products are shipped into a sanctioned country. In addition, our standard contractual terms with third parties require that our customers, resellers, distributors and others who conduct business on the Company’s behalf, comply with all U.S. export control laws. To our knowledge, NetScout products, components, technology or services have not been provided to Syria or Sudan, directly or indirectly, through these arrangements or any other.

As described in the Company’s current Code of Business Conduct, we are committed to conducting our business affairs with honesty and integrity and in compliance with all applicable laws, rules and regulations. The Company and its subsidiaries are organized under various U.S. and non-U.S. laws and such laws extend to the operations of the Company and its subsidiaries throughout the world, and wherever our employees live. Our employees are expected to comply with the applicable laws in all countries to which they travel, in which they operate, and where we otherwise do business, including laws prohibiting bribery, corruption, or the conduct of business with specified individuals, companies, or countries. In addition, we expect employees to comply with U.S. laws, rules and regulations governing the conduct of business by its citizens and corporations outside the U.S., including, U.S. embargoes, which prohibit U.S. companies, their subsidiaries, and their employees from doing business with, or traveling to, countries subject to sanctions imposed by the U.S. government, as well as specific companies and individuals identified on lists published by the U.S. Treasury Department and other U.S. government agencies, as well as U.S. export controls, which restrict exports from the U.S. and re-exports from other countries of goods, software, and technology to specified countries, and prohibits transfers of U.S.-origin items to denied persons and entities.

Item 1. Business

Sales and Marketing, page 8

Comment:

2.	On page 9, you disclose that during fiscal 2016 one direct customer accounted for more than 10% of total revenue. Please identify this customer to us. Also, tell us what consideration you have given to identifying the customer pursuant to Item 101(c)(1)(vii) of Regulation S-K.

NetScout’s Response:

The Company respectfully advises the Staff that the one direct customer that accounted for more than 10% of total revenue for the fiscal year ended March 31, 2016 is a large S&P 100 telecommunications company with an investment grade credit rating. In future periodic reports, to the extent that its relationship with any customer requires disclosure pursuant to Item 101(c)(1)(vii) of Regulation S-K, the Company undertakes to provide enhanced disclosure regarding the risks associated with such customer.

The Company respectfully advises the Staff that, while this customer in fiscal year 2016 accounted for 10% or more of our consolidated revenues, the loss of this customer would not have a material adverse effect on the registrant and its subsidiaries taken as a whole. Because we do not rely on the same customer for recurring revenue of a similar magnitude year over year, we do not believe that the loss of this customer, or any single customer, would have a material adverse effect on future operations or the financial condition of the Company taken as a whole. In light of the foregoing, the Company respectively submits that it believes further disclosure in this regard is not warranted. In future filings, we will continue to carefully consider whether we are required to disclose the names of customers pursuant to Item 101(c)(1)(vii) of Regulation S-K.

Form 10-Q for the quarterly period ended December 31, 2016

Note 18 – Segment and Geographic Information, page 25

Comment:

3.

Based on your disclosure on page 17, it appears that you maintain discrete financial information for your two reporting units, Service Assurance and Security. We also note from your website that you have executive management, e.g. presidents, for both your Service Assurance and Security business units. Please refer to ASC 280-10-50 and provide us with the following information with respect to your organization and business units:

•	Describe the company’s internal management reporting process, including organization and reporting structure and provide us with an organizational chart;

•	Identify the company’s chief operating decision maker or makers (“CODM”) and describe the basis for this determination;

•	Identify the individuals that reports directly to the CODM;

•	Identify each of the business units, the business unit managers and describe their responsibilities;

•	Describe how budgets are developed and resources are allocated throughout your organization;

•	Describe the level of detail communicated to the CODM when actual results differ from budgets and annual operating targets, and who is involved in meetings with the CODM to discuss budget/target-to-actual variances;

•	Describe how performance of the business units is evaluated;

•	Describe how performance of the business unit managers is evaluated, including consideration of bonuses;

•	Tell us how often the CODM meets with his direct reports, the financial information he reviews to prepare for those meetings, the financial information discussed in those meetings, and who attends; and

•	Describe the nature of the financial information regularly reviewed by your CODM to make decisions about allocating resources and assessing performance. As part of your response, please describe the financial information that the CODM reviews for each of the business units.

NetScout’s Response:

We have considered the guidance under ASC 280-10-50 in determining the Company’s operating and reporting segments and believe our existing segment disclosures are appropriate. We believe we currently have only one reportable operating segment and two reporting units: Service Assurance and Security.

The following responses address each of the specific comments outlined in Comment #3 above:

a)	Describe the company’s internal management reporting process, including organization and reporting structure and provide us with an organizational chart;

See Exhibit A for our Organizational Chart.

There are eight individuals that directly report to our President and CEO, who is also the Company’s CODM. Those individuals include:

•	Senior Vice President, Corporate Development – This individual is responsible for the development of multi-year strategic plans to grow market share and expand addressable market size as well as developing, managing and executing the Company’s merger and acquisition and business development plans.
•	Senior Vice President (SVP), Service Provider Business Operations (SBO) – This individual leads the SBO group which serves to interface with the service provider customer base and sales team to ensure research and development endeavors are directed toward meeting the current and future needs of our service provider customers.
•	Vice President (VP), Enterprise Business Operations (EBO)—This individual manages the EBO group which ensures that future enterprise customer technological demands will be satisfied by communicating with enterprise customers and the respective salesforce and guiding enterprise research and development efforts. This group also works cross functionally with the Security business. One of the Security sale’s team strategic objectives is to increase penetration in the enterprise customer base, they receive contact information and introductions from both the EBO group and the SA sales team.

Each of the business operations (BO) groups is composed of senior engineering, sales and marketing professionals. Each team ranges in size from 10-25 individuals.

•	COO and Product Operations – This individual is responsible for implementing and executing the Company’s vision and strategy as well as leading, integrating, and adapting the Company’s functional areas following multiple acquisitions. He is responsible for shared corporate functions across the consolidated organization: HR, legal, marketing and information technology.
•	Executive Vice President and Chief Financial Officer – This individual is responsible for investor relations, treasury, financial planning and analysis, real estate development, accounting, risk management, internal audit and compliance across the consolidated global footprint.
•

Executive Vice President (EVP), Service Assurance (SA) – This individual is responsible for directing the Company’s sales leadership in both the service provider and enterprise markets for the Service Assurance reporting unit.

This group would provide leads and contact information to the Security sales team based on their interactions with their customer contacts. Many of our largest customers in each reporting unit overlap, however SA has a larger customer base as our entry into this market spans more than 30 years.

•	Senior Vice President (SVP), Security – This individual is responsible for directing all global sales activities for the Company’s Direct, Indirect Channel, Sales Operations and OEM teams for the Security reporting unit. This group also provides leads and contacts to the SA team when they become aware of opportunities where the SA solution can provide value but may not currently be under consideration.
•	President, Security Reporting Unit – This individual is responsible for overseeing the operations of the Security reporting unit and certain functions associated with hardware accessories of both the Security reporting unit and the Service Assurance reporting unit. Regarding the Security reporting unit, his responsibilities include Research & Development, Product Management, Product Marketing, Operations, Customer Support and the Order Management functions of the Security business unit. His overview of the end-to-end product delivery functions serves to support the efforts of the Security BU’s sales group which reports as separate function directly to the CEO (e.g. the operations under the president are considered support functions for the Security Sales team). .

b)	Identify the company’s chief operating decision maker or makers (“CODM”) and describe the basis for this determination;

We concluded that the CODM is the CEO, who is responsible for reviewing our financial results and making final decisions about resource allocations. This determination is consistent with ASC 280-10-50-5, which states that the CODM’s function is to allocate resources to and assess the performance of a company.

The information provided to the CEO is consolidated information (other than for revenue – see (j) below) and is consistent with the Company’s strategy, which is to invest in research and development, and leverage the strong technical and domain expertise across its organization. The Company is focused on advancing technical innovation across its broad product portfolio. The focus is to move to a common hardware or network function virtualization (NFV) platform based upon customer needs and leverage our patented ASI technology across all reporting units.

Further, we considered whether any other members of top management would meet the definition of chief operating decision maker in conjunction with the CEO. Specifically, we considered whether the COO or the CFO would have the ultimate responsibilities, alongside and as a partner to the CEO, to allocate resources and assess performance. However, we concluded that under the current management structure at NetScout, there is no other member of management that makes the key operating decisions around allocation of resources and assessment of performance.

c)	Identify the individuals that report directly to the CODM;

See response to (a) and Exhibit A.

d)	Identify each of the business units, the business unit managers and describe their responsibilities;

See response to (a) and Exhibit A.

e)	Describe how budgets are developed and resources are allocated throughout your organization;

The Company’s annual budget is determined using a top-down approach based on financial targets and operational goals set by the executive team led by the CEO. The process starts with the setting of company-wide goals with the Board of Directors in January. Over the next two months, with the assistance of the CFO, and the Financial Planning & Analysis (“FP&A”) department (housed within the CFO’s organization), these goals are communicated to and used by the functional and reporting unit management teams to develop individual budgets at a more detailed level in line with the CEO’s overarching plan and vision.

f)	Describe the level of detail communicated to the CODM when actual results differ from budgets and annual operating targets, and who is involved in meetings with the CODM to discuss budget/target-to-actual variances;

On a quarterly basis, the Company’s CODM meets with the CFO to review budget to actual results. The CODM is provided with information related to the financial performance of the Company on a consolidated basis, except for revenues and bookings. This information includes a comparison of actual results to budget as well as actual current year results compared to the prior year results of the Company on a consolidated basis. The CODM evaluates performance by reviewing consolidated non-GAAP financial information which includes revenue, bookings, gross margin, operating margin and EPS. The information provided to the CODM includes key drivers of any significant variances, such as Non-GAAP revenue information by reporting unit or customer to describe revenue variances, and significant items that impact the actual consolidated operating expenses by functional area (selling, general and administrative expenses and research and development expense). For example, the key drivers of the year-to-date (“YTD”) budget to actual variances for the third quarter of fiscal year 2017 were a favorable impact to the Non-GAAP EPS due to share buybacks and a lower projected corporate income tax rate and a favorable impact on operating expenses related to attrition and improved cost controls.

g)	Describe how performance of the business units is evaluated;

See response (h).

h)	Describe how performance of the business unit managers is evaluated, including consideration of bonuses;

The compensation of the Company’s named executive officers, the CEO, COO, CFO and the EVP of SA World Wide Sales, is disclosed in detail in our definitive proxy statement filed with the Commission on July 28, 2016. The CEO’s six non-named executive officer direct reports receive bonuses based on two major considerations: the extent to which the Company met its Non-GAAP EPS target and the relative performance of each business unit or department on a qualitative basis. Qualitative factors include company-wide objectives surrounding customer satisfaction, employee satisfaction and improving operational performance (primarily relating to internal service level agreements) and are qualitative in nature (e.g., individual bonuses are not tied to attaining specified financial goals).

i)	Tell us how often the CODM meets with his direct reports, the financial information he reviews to prepare for those meetings, the financial information discussed in those meetings, and who attends; and

The CODM schedules and meets with his direct reports on an “as needed” basis. The CODM does not have a scheduled/recurring staff meeting with his direct reports except with the CFO to review budget to actual results quarterly as discussed in response (f) above. Aside from revenue and bookings, the CODM does not review financial information with any of his direct reports other than the CFO. The CEO reviews revenue and booking information with the CFO, COO, EVP SA sales, SVP Security sales and the President of the Security RU.

j)	Describe the nature of the financial information regularly reviewed by your CODM to make decisions about allocating resources and assessing performance. As part of your response, please describe the financial information that the CODM reviews for each of the business units.

The CODM reviews a weekly reporting of bookings and quarterly reporting of Non-GAAP revenue. The weekly bookings distinguish between new business and service renewal bookings by reporting unit. The bookings are further broken out by geography and customer type (service provider and enterprise) for each reporting unit. The CODM also reviews a standardized quarterly package. The package contains the following:

•

FY’17 quarterly results table – consolidated new business bookings, consolidated Non-GAAP product revenue, consolidated Non-GAAP service revenue, total Non-GAAP revenue, consolidated Non-GAAP gross margin percentage, consolidated Non-GAAP operating expenses (includes all Non-GAAP expense categories to determine Non-GAAP operating profit), consolidated Non-GAAP operating margin percentage, and consolidated Non-GAAP EPS. These numbers are compared to prior year and the Board approved plan.
•	FY’17 year-to-date results table – identical to table above except for periods presented.
•	In periods when the forecast is being updated, FY’17 forecast versus plan table – identical categories to the table described above, however the table is comparing the total year forecast to the board approved plan.
•	Quarter and FY’17 year-to-date bookings table – details bookings by reporting unit and vertical (two verticals—service provider and enterprise) as compared to the prior year fiscal quarter and the prior year-to-date period.
•	In periods when guidance is being updated, updated guidance table – details the guidance range for consolidated Non-GAAP revenue and consolidated Non-GAAP EPS to be discussed on the earnings call.
•	In Q3 only, initial FY ’18 plan targets – compares historical pro forma results for three previous fiscal years to the initial FY’18 plan to be finalized and approved by the board in May. The table details (at a consolidated level) bookings, backlog conversion rate, Non-GAAP revenue, Non-GAAP cost of sales, Non-GAAP operating expenses, Non-GAAP gross margin percentage, Non-GAAP operating margin percentage, and Non-GAAP EPS.

The package contains supporting appendices which break the information down further and provide more points of comparison:

•	FY’17 outlook versus FY’16 pro forma table broken out by quarter – consolidated bookings to consolidated new business and consolidated service renewal bookings, consolidated Non-GAAP product revenue, consolidated Non-GAAP service revenue, consolidated Non-GAAP gross margin and percentage, consolidated Non-GAAP R&D expense, consolidated Non-GAAP sales expense, consolidated Non-GAAP marketing expense, consolidated Non-GAAP G&A expense, consolidated total Non-GAAP operating expense and percentage, consolidated Non-GAAP income before tax, consolidated Non-GAAP income tax, consolidated Non-GAAP net income, diluted shares outstanding, and consolidated Non-GAAP EPS.
•	FY’17 outlook versus FY’17 board approved plan – disclosed components identical to those within the first appendix table described above.
•	FY’17 Q4 forecast versus prior year and board-approved plan – disclosed components identical to those within the first table within the package described above.
•	Consolidated revenue per employee chart – graphically depicts revenue by average headcount by year from FY’13 through FY’18 (based on draft plan).

The CEO and his executive assistant do not have direct systems access that would enable them to obtain financial information. As a result, information is compiled and reviewed by the finance organization for his review.

No other discrete financial information is regularly reviewed by the CODM for resource allocation or to measure company performance. Therefore, the Company has reached the conclusion that it has only one operating segment (and therefore one reportable segment) as defined by ASC 280-10-50-1.

We trust that the foregoing is responsive to your comments. Please contact the undersigned at (978) 614-4195 if you have any further questions or would like to discuss our responses.

Sincerely,

/s/ Jean Bua

Executive Vice President and Chief Financial Officer

cc:	Anil K. Singhal, President and Chief Executive Officer, NetScout Systems, Inc.
Jeff Levinson, Vice President, General Counsel and Secretary, NetScout Systems, Inc.
Vincent J. Mullarkey, Chairman of the Audit Committee of the Board of Directors
Miguel J. Vega, Cooley LLP
Matthew S. Littlewood, PricewaterhouseCoopers LLP

Exhibit A